GRAYCARY

2000 University Avenue East Palo Alto, CA 94303-2248 www.graycary.com O] 650-833-2425 F] 650-833-2001

VIA EDGAR AND FACSIMILE (202) 942-9638 November 29, 2004	YOUR FILE NO. 005-41444 OUR FILE NO. 2505144-1

Michael Pressman, Esq.
Office of Mergers and Acquisitions
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

Re:	Home Products International, Inc. Schedule TO-T; File No. 005-41444 Filed November 12, 2004 by Storage Acquisition Company, L.L.C.

Dear Mr. Pressman:

Reference is made to your letter of November 24, 2004 (the “November 24, 2004 Letter”). On behalf of Storage Acquisition Company, L.L.C. (“Purchaser”), set forth below in bold is the text of each numbered paragraph of the November 24, 2004 Letter followed by the response of Purchaser to each comment contained in the November 24, 2004 Letter. The number of each response corresponds to the number of the comment in your letter. Capitalized terms used but not defined herein are used as defined in the Offer to Purchase (the “Offer to Purchase”) previously filed with the Securities and Exchange Commission (“SEC”) as Exhibit (a)(1)(A) to the Schedule TO-T filed by Purchaser on November 12, 2004 (the “Schedule TO”).

General

1.	What consideration was given to the applicability of Rule 13e-3 to the pending transaction? In this regard, we note that the members of the filing group own approximately 8% of the outstanding shares of the company. In your response, please advise us regarding the method for calculating record ownership. We note from disclosure that the company has informed the purchaser that record ownership is less than 300. We may have further comment.

We respectfully advise the staff that Purchaser does not consider this transaction to be subject to Rule 13e-3 because the transaction is not being conducted by the Issuer and none of the offerors is an affiliate of Home Products International, Inc. (the “Issuer”). None of the offerors is a director, officer, employee or controlling person of the Issuer, is controlled by, or under common control with, the Issuer, or has the power to direct the management or policies of the Issuer, and none of them has any contractual arrangement with the Issuer or any of its affiliates relating to control of the Issuer, other than pursuant to the Acquisition Agreement, which was entered into on an arms’-length basis at a time when none of the offerors was an affiliate of the Issuer. Rather, those offerors that beneficially own any of the Issuer’s shares are unaffiliated minority investors (and their

Gray Cary Ware & Freidenrich LLP

Michael Pressman, Esq.
Securities and Exchange Commission
November 29, 2004
Page Two

aggregate 8% ownership does not give rise to any affiliation or any presumption of affiliation) and none of the other offerors has any of the indicia of affiliate status. Accordingly, the tender offer does not constitute a “Rule 13e-3 transaction” under paragraph (a)(3)(i) of Rule 13e-3.

In addition, we respectfully advise the staff that neither the anticipated termination of the Issuer’s current NASDAQ SmallCap quotation nor (if the issuer has less than 300 stockholders of record following the completion of the tender offer) the anticipated suspension and ultimate termination of the registration of its shares with the Commission under Section 12(g) of the Securities Exchange Act of 1934, as amended, will, in Purchaser’s view, be subject to Rule 13e-3 because: (a) the bidder will have become an affiliate of the Issuer as a result of, and not prior to, the tender offer; and (b) in accordance with Rule 13e-3(g)(1)(i), the intention to effect such termination of quotation and registration was fully disclosed, together with their effects, in the Offer to Purchase and there will be no additional payments in respect of Shares as a result of such termination.

In setting forth the information about record ownership in the Offer to Purchase, Purchaser has relied on information provided to the Issuer by its transfer agent, Mellon Investor Services. In calculating the number of holders of record following the Share Acceptance, Purchaser similarly intends to rely on Mellon Investor Services to provide a certificate as to the number of holders of record of Shares, calculated in accordance with the provisions of Rule 12(g)5-1 concerning the method of calculating the number of record holders.

2.	What consideration was given to whether the “filing persons — other persons” should also be identified as offerors on the Schedule TO? We note that these entities control the actions of the identified offerors.

We respectfully advise the staff that Purchaser concluded that the persons listed as “filing persons – other persons” on the cover sheet of the Schedule TO do not constitute offerors under General Instruction K(1) of Schedule TO but, rather, constitute control persons under General Instruction C to Schedule TO and Purchaser has previously provided, with respect to each such filing person, the information required by General Instruction C (see Section 9 of, and Schedule I to, the Offer to Purchase).

In reaching this conclusion, Purchaser took into consideration the SEC’s position that a controlling person of an offeror should itself be treated as an offeror unless the controlled entity is an “established entity with substantive operations and assets apart from those related to the offer” (as described in Section II.D.2 of the Current Issues and Rulemaking Projects Outline of the Division of Corporation Finance). In that regard, each filing person has authorized us to advise you that:

•	EGI-Fund (02-04) Investors, L.L.C. (“EGI Fund 02-04”) is an active investment fund that invests in many companies across several industries. As disclosed in Section 10 of the Offer to Purchase and as filed as Exhibit (d)(3) of the Schedule TO, EGI Fund 02-04 has entered into an Agreement Regarding Funding with HPI pursuant to which it has agreed to provide to HPI $11.5 million to fund, in part, the amount required to purchase all of the outstanding Shares. EGI Fund 02-04 has assets substantially in excess of such amount, and was not formed for the purpose of conducting the Offer, and none of its affiliates “further up the chain of ownership” (as such phrase is used in the above-referenced SEC

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Michael Pressman, Esq.
Securities and Exchange Commission
November 29, 2004
Page Three

outline) has provided, or has committed to provide, funding in connection with the Offer. Because EGI Fund 02-04 is an active investment entity with operations and assets separate and distinct from those necessary to conduct the Offer, we believe that EGI Fund 02-04 is the only appropriate entity in the chain of ownership that includes EGI Fund 02-04 and its affiliates, including those persons listed as “filing persons – other persons” on the cover sheet of the Schedule TO, to be considered a bidder.

•	Walnut Investment Partners, L.P. (“Walnut”) is an active investment fund that invests in many companies across several industries. As disclosed in Section 10 of the Offer to Purchase and as filed as Exhibit (d)(3) of the Schedule TO, Walnut has entered into an Agreement Regarding Funding with HPI pursuant to which it has agreed to provide to HPI $3.2 million to fund, in part, the amount required to purchase all of the outstanding Shares. Walnut has assets substantially in excess of such amount, and was not formed for the purpose of conducting the Offer, and none of its affiliates “further up the chain of ownership” (as such phrase is used in the above-referenced SEC outline) has provided, or has committed to provide, funding in connection with the Offer. Because Walnut is an active investment entity with operations and assets separate and distinct from those necessary to conduct the Offer, we believe that Walnut is the only appropriate entity in the chain of ownership that includes Walnut and its affiliates to be considered a bidder.

With respect to Triyar Storage Investment Company, LLC (“TSIC”), the Schedule TO is being amended concurrently herewith to include Triyar Capital, LLC (“Triyar”), the managing member of TSIC, as an offeror and a signatory to the Schedule TO. We do not believe that any additional information about Triyar is required to be included in the Schedule TO, as amended, since the information provided about Triyar in the Offer to Purchase meets the requirements of Schedule TO applicable to offerors. Triyar is a party to an Amended and Restated Joint Filing Agreement previously filed as Exhibit (a)(5)(C) to the Schedule TO.

With respect to affiliates of Triyar, Triyar has authorized us to advise you that Triyar, like EGI Fund 02-04 and Walnut, is the only appropriate entity in the chain of ownership that includes Triyar and its affiliates to be considered a bidder for the following reasons:

•	Triyar is an active investment fund that invests in many companies across several industries. As disclosed in Section 10 of the Offer to Purchase and as filed as Exhibit (d)(3) of the Schedule TO, Triyar has entered into an Agreement Regarding Funding with HPI pursuant to which it has agreed to provide to HPI $3.0 million to fund, in part, the amount required to purchase all of the outstanding Shares. Triyar has assets substantially in excess of such amount, and was not formed for the purpose of conducting the Offer, and none of its affiliates “further up the chain of ownership” (as such phrase is used in the above-referenced SEC outline) has provided, or has committed to provide, funding in connection with the Offer.

Section 2. Acceptance for Payment..., page 13

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Michael Pressman, Esq.
Securities and Exchange Commission
November 29, 2004
Page Four

3.	We note you state you will make payment “as soon as possible.” Please revise here, and elsewhere as applicable, to make clear that you will pay unit holders promptly. Refer to Exchange Act Rule 14e-1(c). Please make corresponding changes throughout the document, as appropriate.

The Schedule TO is being amended concurrently herewith to revise Section 2 of the Offer to Purchase (stated to be applicable to all other relevant statements in the Offer to Purchase, including the Summary Term Sheet and the description of the terms of the Offer in Section 1) to indicate that payment for shares accepted for purchase pursuant to the Offer will be made promptly following such acceptance, whether acceptance occurs in connection with the expiration of the Offer or during any subsequent offering period provided by Purchaser. We respectfully submit that this formulation satisfies the requirements of Rule 14e-1(c).

Section 3. Procedures for Tendering Shares, page 14

     Determination of Validity, page 15

4.	We note you state that the purchaser may waive any condition of the Offer or any defect or irregularity in the tender of any particular Shares or any particular Stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. Please revise the disclosure to clarify that the waiver of a material condition would be viewed as a material amendment to your offer, which would require dissemination and an extension of your offer to ensure at least five business days remain prior to expiration. Please carefully review the document and make corresponding revisions elsewhere as appropriate.

The Schedule TO is being amended concurrently herewith to revise Section 3 to the Offer to Purchase, under the caption “Determination of Validity,” by the addition of disclosure (stated to be applicable to all other relevant statements in Offer to Purchase, including the Summary Term Sheet, the second paragraph of Section 1 and the last paragraph of Section 14) to indicate that, if Purchaser waives a material condition of the Offer, then, in accordance with prevailing interpretive positions of the Commission’s staff, the Offer will be extended by the amount of time necessary to enable the amendment to be publicly disseminated at least five (5) business days prior to the expiration of the Offer.

5.	In addition, please revise your disclosure to clarify that, to the extent you waive a condition with respect to one tender of securities, you will waive that condition for all other tenders as well. Please carefully review the document and make corresponding revisions elsewhere as appropriate. Make corresponding changes to Instruction 10 to your Letter of transmittal.

The Schedule TO is being amended concurrently herewith to revise Section 3 to the Offer to Purchase, under the caption “Determination of Validity,” and Instruction 10 of the related Letter of Transmittal (the “Letter of Transmittal”), by the addition of disclosure (stated to be applicable to all other relevant statements in the Offer to Purchase, including the Summary Term Sheet, the

Gray Cary Ware & Freidenrich LLP

Michael Pressman, Esq.
Securities and Exchange Commission
November 29, 2004
Page Five

Introduction, the second paragraph of Section 1, and the last paragraph of Section 14) to indicate that, if a condition to the consummation of the Offer is waived by Purchaser then such waiver will apply with respect to all Shares validly tendered pursuant to the Offer and not withdrawn prior to the expiration of the Offer.

However, we respectfully advise the staff that Purchaser does not consider the foregoing statement to be required to be made with respect to a waiver of any defect or irregularity in the tender of any particular Shares, as distinct from a waiver of any condition to the consummation of the Offer.

Section 5 Certain Federal Income Tax Matters, page 16

6.	Rather than refer to “certain” tax consequences in your heading and the disclosure that follows, please refer to “material” tax consequences.

The Schedule TO is being amended concurrently herewith to revise the caption and first sentence of Section 5 of the Offer to Purchase by deleting the word “certain” and replacing it with the word “material.”

7.	Please eliminate the statement in the first paragraph that the discussion is a “general summary.” We believe this statement might suggest that unit holders may not rely on the description of material tax consequences included in the offering document.

The Schedule TO is being amended concurrently herewith to restate the first paragraph of Section 5 of the Offer to Purchase (stated to be applicable to all other relevant statements in the Offer to Purchase, including the Summary Term Sheet, and the Letter of Transmittal) to eliminate the words “a general summary” and replace them with the words “a discussion.”

Section 10. Source and Amount of Funds, page 22

8.	We note that the Investors agreement contemplates that additional members may be added. Please confirm your understanding that any such additional members will be added as bidders on the Schedule TO.

We have been instructed by Purchaser to advise the staff that no additional members are contemplated to be added to Purchaser prior to the consummation of the Offer, but Purchaser acknowledges the staff’s position that, should any additional member be added, that addition would be required to be reflected in the Schedule TO appropriately.

Section 14. Conditions of the offer, page 36

9.	Please revise your disclosure to clarify that all conditions of the offer, other than those relating to necessary governmental approvals, must be satisfied or waived prior to expiration. As currently disclosed, you appear to retain the right to assert a condition following expiration of the offer but prior to acceptance of payment.

Gray Cary Ware & Freidenrich LLP

Michael Pressman, Esq.
Securities and Exchange Commission
November 29, 2004
Page Six

The Schedule TO is being amended concurrently herewith to amend Section 14 of the Offer to Purchase (stated to be applicable to all other relevant statements in the Offer to Purchase, including the Summary Term Sheet and the description of the terms of the Offer set forth in Section 1) by the addition of the following as a final paragraph:

“Notwithstanding anything to the contrary contained in this Offer to Purchase or the Letter of Transmittal, in the event that Purchaser accepts for payment any Shares tendered pursuant to the Offer, then Purchaser shall, in accordance with all applicable rules and regulations of the SEC, including Rule 14e-1(c) referred to above in this Section 14, pay for such Shares and no further conditions shall be applicable to Purchaser’s obligation to do so except for the satisfaction of any necessary government approvals and only to the extent that prevailing positions of the SEC’s staff under Rule 14e-1(c) permit Purchaser to delay payment for such shares pending receipt of such approval.”

10.	We note your statement that the failure to exercise a right will not be deemed a waiver of that right. This language suggests that once a condition is triggered, you will make a secondary determination as to whether to proceed with the tender offer. Please note that when a condition is triggered and an offeror decides to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition(s). As you are aware, the waiver of a material offer condition may require an extension of the offer, as well as filing of an amendment and dissemination of additional offer materials. Please confirm to us supplementally the issuer will not rely on this language to tacitly waive a condition of the offer by failing to expressly assert it.

We hereby advise the staff supplementally, on behalf of Purchaser, that, consistent with the response set forth above to Comment 4, Purchaser will not rely on the language referred to in this comment to tacitly waive a condition of the Offer by failing to expressly assert it.

* * * * * * * * * * * *

We further advise the staff, on behalf of all filing persons and in reliance on the authority given to us by each filing person to make such statements, that each filing person hereby acknowledges:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition to the foregoing responses, we respectfully note that we believe the Schedule TO amendments being made concurrently herewith are sufficient to provide dissemination of the disclosure changes sought by the staff’s comments without the need to re-print and re-mail the Offer to Purchase or the related Letter of Transmittal.

Gray Cary Ware & Freidenrich LLP

Michael Pressman, Esq.
Securities and Exchange Commission
November 29, 2004
Page Seven

We would be pleased to discuss this response with you at your convenience.

Please direct any comments or questions regarding this filing to the undersigned at the above indicated address and phone number or to my colleague, Mark F. Hoffman, at (206) 839-4823.

Very truly yours,

Gray Cary Ware & Freidenrich LLP

/s/ Henry Lesser

Henry Lesser
Attorney
hlesser@graycary.com